Rubicon Hits More High-Grade Gold at F2 Zone in Deepest Intercept to Date

F2 Zone - Phoenix Gold Project, Red Lake, Ontario

-11.41 oz/ton over 1.6 feet (391.3 g/t over 0.5 metres) at a vertical depth of 3,612 feet (1101 metres) below surface-
-New intercepts are 778 feet (237 metres) vertically below the deepest reported intercept-

Rubicon Minerals Corp (RMX.TSX : RBY.AMEX) is pleased to announce new results from the F2 Zone, part of the 100%-controlled Phoenix Gold Project, located in the heart of the prolific Red Lake gold district of Ontario. Previous drilling has identified significant zones of gold mineralization including bonanza and high-grade gold intercepts (see news releases dated March 12, 2008 through October 21, 2008).

Hole F2-35 in which Rubicon recently announced an intercept of 1.22 oz/ton over 7.1 feet (41.9 g/t gold over 2.2 metres) (see October 21, 2008 news release) has intersected further gold mineralization 778 feet (237 metres below the deepest intercept previously reported at the F2 Zone). The interval contains a bonanza grade section of 11.41 oz/ton over 1.6 feet (391.3 g/t over 0.5 metre) at a vertical depth of 3612.2 feet (1101 metres) below surface plus a separate section grading 0.41 oz/ton over 4.3 feet (14.2 g/t over 1.3 metres including 1.01 oz/ton over 1.6 feet (34.6 g/t over 0.5 metres) at a vertical depth of 3664.7 feet (1117 metres) below surface. The latest intercepts are shown on Figure 1 (labeled as points 89 and 90, respectively) and a complete tabulation of results is listed in Table 1, attached to this release. This interval is developed within a 125 foot (38.1 metres) sulphide-rich section of which the remaining assays are pending.

The intercept is considered significant because:

1)	It extends the vertical envelope of mineralization by a further 778 feet (237 metres) at the F2 zone to 1181 feet laterally by 3363 feet vertically (360 by 1025 metres respectively).

2)	It confirms the presence of high grade gold to depth.

3)	It suggests that multiple mineralized zones continue to depth.

“Our geological interpretation suggests the presence of multiple, sub-parallel gold zones at F2 and these latest deep intercepts indicate the system continues to depth. The limits of the F2 system are not known and drilling is continuing to further expand the system,” stated David Adamson, President and CEO.

As stated in previous news releases, additional drilling is required to better understand the distribution of gold mineralization in three dimensions. Management believes this is best accomplished by drilling from underground utilizing the nearby shaft and workings situated approximately 450 metres from the core of the F2 Zone. The Company is in the permitting processto allow previously announced shaft dewatering and rehabilitation to commence during Q4 as planned, barring any unforeseen circumstances.

Rubicon Minerals Corporation is an exploration company with approximately $16.2 million in cash, focusing on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold camp of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon controls over 500,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 31% of the company.

Table 1: F2 Zone Gold Assay Results
Location ID	Hole Number	Gold (g/t)	Metres	Gold (oz/ton)	Feet
1	F2-10	19.5	1.0	0.57	3.3
2	F2-10	68.4	0.6	2.00	2.0
3	F2-12	20.8	0.5	0.61	1.6
4	F2-01	8.4	4.5	0.25	14.8
5	F2-02	5.4	10.3	0.16	33.8
5	Incl.	12.1	3.3	0.35	10.8
6	F2-22*	29.6	0.5	0.86	1.6
7	F2-06	49.0	0.8	1.43	2.5
8	F2-10	43.0	1.0	1.25	3.3
9	F2-04	21.5	0.5	0.63	1.6
10	F2-21	9.1	8.6	0.27	28.2
10	Incl.	97.9	0.5	2.85	1.6
10	Incl.	11.6	0.5	0.34	1.6
11	F2-08	4.2	24.0	0.12	78.7
11	Incl.	15.8	2.0	0.46	6.6
11	Incl.	24.8	1.0	0.72	3.3
12	F2-21	64.2	0.5	1.87	1.6
13	F2-21	18.9	1.0	0.55	3.3
14	F2-22*	5.6	50.7	0.16	166.3
14	Incl.	12.4	0.5	0.36	1.6
14	Incl.	106.4	0.5	3.10	1.6
14	Incl.	16.0	0.5	0.47	1.6
14	Incl.	13.4	1.0	0.39	3.3
14	Incl.	32.9	1.0	0.96	3.3
14	Incl.	12.2	2.0	0.36	6.6
15	F2-02	22.9	1.0	0.67	3.3
16	F2-07	19.6	1.0	0.57	3.3
17	F2-07	73.2	3.0	2.14	9.8
18	F2-03	283.2	1.0	8.26	3.3
19	F2-12	4.3	4.0	0.13	13.1
20	F2-01	6.8	11.0	0.20	36.1
20	Incl.	61.5	1.0	1.79	3.3
21	F2-10	13.9	3.0	0.41	9.8
22	F2-10	29.4	1.0	0.86	3.3
23	F2-10	17.7	2.0	0.52	6.6
24	F2-21	17.0	2.5	0.50	8.2
24	Incl.	41.4	1.0	1.21	3.3
25	F2-21	10.3	1.0	0.30	3.3
26	F2-08	42.4	11.0	1.24	36.1
27	F2-06	20.0	0.5	0.58	1.6
28	F2-11	20.2	0.5	0.59	1.6
29	F2-02	36.0	1.0	1.05	3.3
30	F2-07	15.1	1.0	0.44	3.3
31	F2-07	11.1	0.5	0.32	1.6
32	F2-22	17.1	0.5	0.50	1.6
33	F2-21	5.2	6.0	0.15	19.7
33	Incl.	35.8	0.5	1.04	1.6
34	F2-04	13.9	2.0	0.41	6.6
34	Incl.	22.4	1.0	0.65	3.3
35	F2-07	3.5	16.0	0.10	52.5
35	Incl.	23.0	0.5	0.67	1.6
35	Incl.	18.8	0.5	0.55	1.6
36	F2-07	16.0	7.0	0.47	23.0
36	Incl.	25.6	1.5	0.75	4.9
36	Incl.	22.2	3.0	0.65	9.8
37	F2-10	8.3	30.0	0.24	98.4
37	Incl.	48.2	0.5	1.41	1.6
37	Incl.	216.1	0.5	6.30	1.6
38	F2-09	10.0	3.5	0.29	11.5
38	Incl.	53.1	0.5	1.55	1.6
39	F2-06	4.9	8.5	0.14	27.9
39	Incl.	10.7	1.0	0.31	3.3
40	F2-21	14.2	1.5	0.41	4.9
40	Incl.	19.6	1.0	0.57	3.3
41	F2-07	24.4	17.0	0.71	55.8
41	Incl.	36.5	8.0	1.06	26.2
42	F2-11	3.0	12.1	0.09	39.7
43	F2-11	25.7	1.6	0.75	5.2
43	Incl.	40.3	1.0	1.18	3.3
44	F2-10	56.5	0.5	1.65	1.6
45	F2-10	20.2	0.5	0.59	1.6
46	F2-10	77.8	0.5	2.27	1.6
47	F2-09	28.7	15.5	0.84	50.9
47	Incl.	52.6	7.4	1.53	24.3
48	F2-17	3.1	6.8	0.09	22.3
49	F2-06	15.4	1.0	0.45	3.3
50	F2-22	21.6	3.0	0.63	9.8
50	Incl.	53.3	1.0	1.55	3.3
50	Incl.	11.3	1.0	0.33	3.3
51	F2-21	6.1	5.0	0.18	16.4
52	F2-21	13.1	0.5	0.38	1.6
53	F2-15	3.4	9.0	0.10	29.5
54	F2-21	10.2	2.6	0.30	8.5
54	Incl.	33.7	0.6	0.98	2.0
55	F2-21	13.8	2.7	0.40	8.7
56	F2-04	7.3	3.0	0.21	9.8
57	F2-05	12.1	2.0	0.35	6.6
57	Incl.	36.1	0.5	1.05	1.6
58	F2-25	13.8	2.0	0.40	6.6
59	F2-15-W1	11.4	1.0	0.33	3.3
60	F2-05	6.0	17.0	0.18	55.8
60	Incl.	42.6	0.5	1.24	1.6
60	Incl.	14.5	0.5	0.42	1.6
60	Incl.	15.8	1.0	0.46	3.3
61	F2-14-W1	2.5	7.0	0.07	23.0
62	F2-14-W1	5.7	4.0	0.17	13.1
63	F2-25	17.1	1.0	0.50	3.3
64	F2-24	9.2	7.4	0.27	24.3
64	Incl.	16.2	0.6	0.47	2.0
64	Incl.	31.6	1.0	0.92	3.3
65	F2-16	3.0	16.1	0.09	52.8
66	F2-16	3.7	3.2	0.11	10.5
67	F2-19	58.8	2.1	1.72	6.9
67	Incl.	240.4	0.5	7.01	1.6
68	F2-05	7.6	2.0	0.22	6.6
68	Incl.	14.2	1.0	0.41	3.3
69	F2-25	6.4	5.0	0.19	16.4
69	Incl.	13.5	2.0	0.39	6.6
70	F2-25	21.4	1.0	0.62	3.3
71	F2-17-W3	70.4	0.5	2.05	1.6
72	F2-17	62.0	1.0	1.81	3.3
72	Incl.	117.7	0.5	3.43	1.6
73	F2-19	361.7	1.8	10.55	5.9
73	Incl.	811.4	0.8	23.67	2.6
74	F2-29	891.1	2.0	25.99	6.6
75	F2-14	6.9	7.0	0.20	23.0
75	Incl.	15.2	2.0	0.44	6.6
76	F2-14	26.4	0.9	0.77	2.8
77	F2-15-W1	7.5	3.7	0.22	12.1
77	Incl.	17.6	1.3	0.51	4.3
78	F2-15-W1	19.1	1.0	0.56	3.3
79	F2-29	109.8	0.5	3.20	1.6
80	F2-29	3.7	8.0	0.11	26.2
80	Incl.	22.6	1.0	0.66	3.3
81	F2-29	8.1	2.0	0.24	6.6
82	F2-29	13.9	1.2	0.40	3.9
83	F2-24	4.4	7.0	0.13	23.0
83	Incl.	22.9	1.0	0.67	3.3
84	F2-20	12.6	1.0	0.37	3.3
85	F2-20	7.4	4.0	0.21	13.1
85	Incl.	12.0	2.0	0.35	6.6
86	F2-29	5.1	5.3	0.15	17.4
86	Incl.	10.5	1.0	0.31	3.3
87	F2-29	4.1	16.2	0.12	53.0
87	Incl.	10.4	2.2	0.30	7.2
88	F2-35	41.9	2.2	1.22	7.1
88	Incl.	69.8	1.0	2.04	3.3
89	F2-35*	391.3	0.5	11.41	1.6
90	F2-35*	14.2	1.3	0.41	4.3
*New gold assays received (assays pending for portions of the hole)

RUBICON MINERALS CORPORATION
“David W. Adamson”
President & CEO

Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the availability of financing for Rubicon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

The description of mineralized zones is not intended to imply any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Zone are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 zone has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

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